UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): February 8, 2008

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item7.01.   Regulation FD Disclosure.

On February 8, 2008, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's January 2008 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01.   Financial Statements and Exhibits.

(d)   *Exhibits.*

99   Investor Release of McDonald's Corporation issued February 8, 2008:
McDonald's Continues to Deliver Strong Global Results – January Comparable Sales Rise 5.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 11, 2008

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President – Controller

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued February 8, 2008: McDonald's Continues to Deliver Strong Global Results – January Comparable Sales Rise 5.7%

EXHIBIT 99

Investor Release

<table>
<tr><td>FOR IMMEDIATE RELEASE</td><td>FOR MORE INFORMATION CONTACT:</td></tr>
<tr><td>02/08/08</td><td>Investors: Mary Kay Shaw, 630-623-7559</td></tr>
<tr><td></td><td>Media: Heidi Barker, 630-623-3791</td></tr>
</table>

MCDONALD'S CONTINUES TO DELIVER STRONG GLOBAL RESULTS – JANUARY COMPARABLE SALES RISE 5.7%

- **U.S. comparable sales rose 1.9% for the month**

- **Europe comparable sales up 8.2% for the month**

- **APMEA comparable sales increased 7.8% for the month**

OAK BROOK, IL – McDonald's Corporation announced today that global comparable sales rose 5.7% for the month of January. Systemwide sales for worldwide restaurants increased 13.4% in January, or 7.1% in constant currencies.

"We continue to drive our business with an unwavering commitment to our customers," said McDonald's Chief Executive Officer Jim Skinner. "Consumers are busier than ever, and McDonald's is their ideal choice for quick, convenient and affordable meals."

U.S. comparable sales rose 1.9% in January due to the ongoing strength of the Company's breakfast business combined with the everyday appeal of McDonald's Dollar Menu.

Momentum continued in Europe as positive comparable sales in every market contributed to an 8.2% increase in January. France, Germany and the U.K. led Europe's performance. McDonald's unique premium and value products continue to give customers even more reasons to visit our restaurants.

In Asia/Pacific, Middle East and Africa, January comparable sales increased 7.8% as locally relevant menu options and extended operating hours drove strong performance in Australia, China and many other markets.

Percent Increase Month ended January 31,	Comparable Sales		Systemwide Sales	
	2008	2007	As Reported	Constant Currency
McDonald's Corporation	5.7	4.9	13.4	7.1
Major Segments:				
U.S.	1.9	3.6	2.8	2.8
Europe	8.2	6.8	21.7	9.9
APMEA*	7.8	4.3	21.0	10.3

* Asia/Pacific, Middle East and Africa

Definitions

- Comparable sales represent sales at all restaurants in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include road construction, reimaging or remodeling, rebuilding and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates.

- Systemwide sales include sales at all restaurants, including those operated by the Company, franchisees and affiliates. Management believes Systemwide sales information is useful in analyzing the Company's revenues because franchisees and affiliates pay rent and/or royalties that generally are based on a percent of sales with specified minimum rent payments.

- The number of weekdays, weekend days and timing of holidays can impact our reported comparable sales. In January 2008, this calendar shift/trading day adjustment consisted of one more Thursday and one less Monday compared with January 2007. The resulting adjustment varied around the world, ranging from approximately 0.0% to +0.2%.

Upcoming Communications

McDonald's tentatively plans to release February sales on March 10, 2008.

McDonald's is the leading global foodservice retailer with more than 30,000 local restaurants in more than 100 countries. More than 75% of McDonald's restaurants worldwide are owned and operated by franchisees and affiliates. Please visit our website at www.mcdonalds.com to learn more about the Company.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports.

# # #